(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 001-13815

CUSIP Number: 86787D208

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sunterra Corporation
Full Name of Registrant

N/A
Former Name if Applicable

3865 West Cheyenne Avenue
Address of Principal Executive Office (street and number)

North Las Vegas, Nevada 89032
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sunterra Corporation (the “Company”) cannot file its quarterly report for the fiscal quarter ended March 31, 2006 on Form 10-Q within the time period prescribed for such report because (as further discussed in the Company’s press release included as exhibit 99.1 to a Form 8-K filed on May 3, 2006, with the Securities and Exchange Commission (“SEC”)):

•	the Company currently does not have an independent registered public accounting firm engaged to perform the required review of such quarterly report;

•	the Company has determined to restate its financial results for the fiscal years ended December 31, 2002 through September 30, 2005 (and related interim periods), and for the fiscal quarter ended December 31, 2005, for underpaid withholding taxes in Spain, and has concluded that its previously issued financial statements covering such periods (as well as any related financial information or related auditor’s reports) should no longer be relied upon; and

•	the Audit and Compliance Committee of the Board of Directors of the Company is currently conducting an investigation, with the assistance of independent legal counsel, into various allegations (including accounting improprieties) made by an individual formerly employed by the Company’s Spanish operations.

The Company is working diligently to engage an independent registered public accounting firm. In performing the restatements of its historical financial statements, the Company expects to continue to work with its former accounting firm, Grant Thornton LLP, and hopes to complete this effort as expeditiously as possible. The Company plans to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as soon as practicable after the resolution of the foregoing matters, each of which may depend upon the timing and findings of the ongoing investigation.

Forward-Looking Statements; Risks and Uncertainties

Statements contained in this Form 12b-25 that disclose the Company’s or management’s intentions, expectations or predictions of the future, including restatement adjustments to the Company’s previously issued financial statements, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company cautions that these statements involve risks and uncertainties and other factors that may cause results to differ materially from those anticipated at the time such statements are made. For example, the actual amounts and effects of the Company’s restatement adjustments, and the possibility of material weaknesses in internal control over financial reporting, and the actual dates for its amended SEC filings, could differ materially from those projected in such forward-looking statements. In addition, potential risks and uncertainties include, among other things: (1) the results of the Audit and Compliance Committee investigation and review of the allegations; (2) expectations as to the timing of the completion of such investigation by the Committee and its independent counsel, the Company’s review, restatement and filing of its previously issued financial statements and its assessment of the effectiveness of disclosure controls and procedures and internal control over financial reporting, the review and filing of the Company’s Form 10-Q for the fiscal quarter ended March 31, 2006, and the issuance of interim financial results for the Company; (3) expectations as to the timing of engaging a new independent registered public accounting firm and as to the level of cooperation from the Company’s former accounting firm; (4) should Nasdaq seek to delist the Company’s common stock following an untimely SEC filing, the possibility that the Nasdaq Listing Qualifications Panel may not grant the Company’s request for an extension to regain compliance with Nasdaq listing qualifications or the Company’s failure to regain compliance within any extension period, in which case the Company’s common stock would be delisted from the Nasdaq National Market; (5) the effects of any required restatement adjustments to previously issued financial statements and possible material weaknesses in internal control over financial reporting; (6) the effects of any lawsuits or governmental investigations alleging among other things, violations of federal securities laws, by the Company or any of its directors or executive officers; (7) the possibility that any default under the Company’s financing arrangements, including our Senior Finance Facility and Senior Subordinated Convertible Notes could cause acceleration of repayment of the entire principal amounts and accrued interest on such arrangements; (8) the effects of new accounting pronouncements; and (9) additional risks and uncertainties and important factors described in the Company’s other press releases and in the Company’s filings with the Securities and Exchange Commission, including our most recent annual report on Form 10-K and quarterly report on Form 10-Q. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company can give no assurance that its expectations will be attained or that results will not materially differ. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven E. West, EVP & CFO	(702)	804-8600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sunterra Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2006
SUNTERRA CORPORATION

	By:	/s/ Steven E. West
	Name:	Steven E. West
	Title:	Executive Vice President and Chief Financial Officer

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